UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
☐ Form N-SAR	☐ Form N-CSR

For Period Ended:	March 31, 2009

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-k

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Guaranty Financial Group Inc.

Full Name of Registrant

Former Name if Applicable

1300 MoPac Expressway South

Address of Principal Executive Office (Street and Number)

Austin, Texas 78746

City, State and Zip Code

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,
Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the
☐	fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Guaranty Financial Group Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 (the “First Quarter 2009 Form 10-Q”). The Company is unable, without unreasonable effort and expense, to timely file the First Quarter 2009 Form 10-Q because the Company has not completed its financial statements for the fiscal year ended December 31, 2008 or the quarter ended March 31, 2009. The Company is continuing to analyze and to discuss with its independent registered public accountants the appropriate valuation for balance sheet purposes of its mortgage-backed securities portfolio, including the extent of other-than-temporary impairment of this portfolio. The outcome of this analysis could affect, among other things, the adequacy of the Company’s capital and the extent to which additional capital will be appropriate. The Company is in discussions with its board of directors and principal stockholders, as well as with government authorities, concerning raising substantial additional equity capital which, if completed, would result in significant dilution for the current common stockholders. No agreements have been reached with respect to this capital infusion. As previously disclosed in the Current Report on Form 8-K filed by the Company on April 6, 2009 (the “Current Report”), the Company and its wholly-owned subsidiary, Guaranty Bank (the “Bank”) each consented to the issuance of an Order to Cease and Desist (the “Company Order” and the “Bank Order,” respectively, and together, the “Orders”) by the Office of Thrift Supervision (the “OTS”), which Order places material restrictions on the operations of the Bank and the Company, including the requirement that the Bank meet and maintain both a core capital ratio equal to or greater than 8.0 percent and a total risk-based capital ratio equal to or greater than 11.0 percent by May 21, 2009. Please see the Current Report for a more detailed description of the terms of the Orders. If by May 21, 2009 the Bank does not meet the required capital ratios set forth in the Orders, either through a successful capital raise or otherwise, the Company and the Bank shall adopt plans detailing the actions to be taken to merge with or be acquired by another federally insured depository institution, or voluntarily liquidate by filing an appropriate application with the OTS.

The OTS may grant extensions to the timelines established by the Orders.

All customer deposits remain fully insured to the highest limits set by the FDIC.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

               Scott Almy                                                        (214)                                 360-1932

(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐ Yes	☒ No

We have not filed our 2008 Form 10-K.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes	☐ No

The Company’s preliminary financial statements reflect a loss of approximately $256 million, or a loss of $2.38 per diluted share, for the quarter ended March 31, 2009, compared to a loss of $10 million, or $0.28 per diluted share, for the quarter ended March 31, 2008. Depending on the outcome of the Company’s continuing review of the appropriate valuation for balance sheet purposes of its mortgage-backed securities portfolio, including the extent of other-than-temporary impairment of this portfolio, the loss actually reported by the Company could be higher.

The financial data as of and for the period ended March 31, 2009 set forth above, including the valuation of our mortgage-backed securities portfolio and the evaluation of any other-than-temporary impairment of that value, is preliminary. In addition, the financial data has been prepared based on the assumption that the Company will continue as a going concern, about which there is substantial doubt because of, among other things, the Orders requiring us to increase our capital ratios by May 21, 2009. Efforts to raise capital are in progress. If we are not able to assert an intent and ability to hold our mortgage-backed securities portfolio until maturity, we would be required, at a minimum, to reduce the book value of those assets to their estimated fair value, which would result in a reduction of our capital ratios to levels where we would be considered critically under-capitalized. Even on a going concern basis, there is considerable uncertainty regarding the proper amount of other-than-temporary impairment for our mortgage-backed securities portfolio, and it is likely that the resolution of this uncertainty will result in a decrease in our capital ratios.

Note: Certain matters discussed in this Form 12b-25 may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are identified by their use of terms and phrases such as "believe," "anticipate," "could," "estimate," "likely," "intent," "may," "plan," "project," "expect," and similar expressions, including references to assumptions or our plans and goals. Readers should not place undue reliance on these forward- looking statements. These statements reflect management's views with respect to events as of the date of the forward-looking statement and are subject to risks and uncertainties. The Company's actual results or performance may differ materially from those suggested, expressed, or implied by forward-looking statements due to a wide range of factors including, but not limited to: general economic, market, or business conditions; demand for new housing; competitive actions by other companies; changes in laws or regulations and actions or restrictions of regulatory agencies; deposit attrition, customer loss, or revenue loss in the ordinary course of business; cost or difficulties related to being a stand-alone public company; the inability to realize elements of our strategic plans; changes in the interest rate environment that expand or reduce margins or adversely affect critical estimates and projected returns on investments; unfavorable changes in economic conditions affecting housing markets, credit markets, real estate values and oil and gas prices and changes in market and/or general economic conditions, either nationally or regionally, that are less favorable than expected; government intervention in the U.S. financial system; changes in the financial performance and/or condition of our borrowers; natural disasters in primary market areas that may result in prolonged business disruption or materially impair the value of collateral securing loans; assumptions and estimates underlying critical accounting policies, particularly allowance for credit losses, mortgage-backed securities valuation and impairment assessments, ability to realize deferred tax assets, and goodwill impairment assessments, which may prove to be materially incorrect or may not be borne out by subsequent events; current or future litigation, regulatory investigations, proceedings or inquiries; strategies to manage interest rate risk that may yield results other than those anticipated; a significant change in the rate of inflation or deflation; changes in the securities markets; the ability to complete merger, acquisition or divestiture plans; regulatory or other limitations imposed as a result of any merger, acquisition or divestiture, and the success of our business following any merger, acquisition or divestiture; the final resolutions or outcomes with respect to our contingent and other corporate liabilities related to our business and any related actions for indemnification made pursuant to the various agreements with Temple-Inland Inc. and Forestar Group Inc. (formerly Forestar Real Estate Group Inc.); the ability to maintain capital ratios acceptable to the Office of Thrift Supervision; and changes in the value of real estate securing our loans. The Company disclaims any obligation to subsequently revise or update any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

_____________________________________________________________________________________

         Guaranty Financial Group Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: May 14, 2009	Guaranty Financial Group Inc.

By:	/s/ Ronald D. Murff
Name:	Ronald D. Murff
Title:	Senior Executive Vice President,
Chief Financial Officer